[LETTERHEAD OF WILMER CUTLER PICKERING HALE AND DORR LLP]


May 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Elaine Wolff, Legal Branch Chief
Mail Stop 4561

Re:   FSP 50 South Tenth Street Corp.
      Form 10
      Filed on April 6, 2007
      File No. 0-52551

Dear Ms. Wolff:

      On behalf of our client, FSP 50 South Tenth Street Corp. (the "Company"), we have set forth below responses to the comments to the Company's Registration Statement on Form 10 (the "Registration Statement") provided by you to Mr. George J. Carter in a letter dated May 3, 2007 (the "Letter"). Such responses are based upon information provided to us by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

      In some instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in the Registration Statement. Such changes are reflected in the amendment to the Registration Statement being filed with the Commission by electronic submission concurrently with this letter (the "Revised Registration Statement"). Page numbers referred to in the responses in this letter reference the applicable pages of the Revised Registration Statement. Capitalized terms used in this letter and not otherwise defined have the respective meanings ascribed to them in the Revised Registration Statement. For your convenience, we are also providing you with a copy of the Revised Registration Statement marked to show the changes made to the Registration Statement.

General Comments
----------------

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 21, 2007
Page 2


Response
--------

      The Company respectfully acknowledges the Staff's comment. In anticipation of the automatic effectiveness of the Form 10 on June 5, 2007, and in order to ensure that the financial disclosure in the Form 10 is current as of the effective date, the Company has added financial statements and related disclosure to the Revised Registration Statement for the quarter ended March 31, 2007.

2. We note in Franklin Street's Form S-4 (file No. 333-118748) that Franklin Street previously merged with four single property REITs that it had originally syndicated. We note further that you have recently filed another Form 10 for FSP Phoenix Tower Corp. which is another single property REIT. Please revise to discuss the reasons for this structure, the previous merger transactions and whether you may take a similar path. Please revise to discuss that if the REIT were to merge with Franklin Street, the nature of a stockholder's investment would change from an interest in a corporation owning a specified property for a finite period in which a REIT stockholder would receive a distribution upon liquidation to an investment in a real estate company with a portfolio of properties in which the equity owners are expected to recover their investment from the sale of their FSP common stock.

Response
--------

      On Tuesday, May 8, 2007, the undersigned spoke with David Roberts of the Staff with respect to Question 2. The undersigned noted that the Company is unable to speak on behalf of Franklin Street Properties Corp., a Maryland corporation whose common stock is listed on the American Stock Exchange ("FSP"), with respect to FSP's previous merger transactions and the rationale for such transactions and whether FSP plans to enter comparable transactions in the future. Any transaction between the Company and FSP would need to be negotiated between the parties and receive the approval of the Company's shareholders as well as the respective boards of directors of the parties in the exercise of their fiduciary duties. FSP is under no obligation to acquire or to offer to acquire the Company or the outstanding equity of the Company, and the Company disclosed this information to its investors in connection with the private placement of its Preferred Stock. At the request of Mr. Roberts, the Company has added disclosure to page 2 of the Revised Registration Statement to the effect that FSP is under no obligation to acquire or offer to acquire the Company.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 21, 2007
Page 3


Item 1. Business, page 1

3. In Exhibit 21.1, you list FSP 50 South Tenth Street LLC as a subsidiary. Please revise to describe the business of this subsidiary. Refer to Item 101 of Regulation S-K.

Response
--------

      Please see the additional disclosure on page 2 of the Revised Registration Statement.

History, page 1

4. In the third full paragraph, you state that you "purchased the Property for $127,000,000 on November 8, 2006." Please revise to disclose from whom the property was purchased, how the purchase price was determined and to disclose, if true, that the purchase price was not as the result of arms-length negotiations. Further, if the Property was acquired from Franklin Street, please revise to disclose when Franklin Street acquired the Property. In this connection, please provide the information required by Item 404 (c), including the cost to Franklin Street of the Property if it was acquired in the last two years.

Response
--------

      Please see the additional disclosure on page 1 of the Revised Registration Statement.

5. In the last full paragraph, you state that you completed the sale of 700 shares of your preferred stock. Please revise to note the total proceeds of that offering and to note how many shareholders purchased the shares of preferred stock.

Response
--------

      Please see the additional disclosure on page 1 of the Revised Registration Statement.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 21, 2007
Page 4


Our Business, page 2

6. On page 2, you state that FSP Property Management LLC provides asset management services to the company. You also state that Ryan provides you with day to day property management services. Please revise your disclosure to note the difference between the services provided by FSP Property Management LLC and those provided by Ryan.

Response
--------

      Please see the additional disclosure on page 3 of the Revised Registration Statement.

7. Please revise to disclose whether you have any plans for renovation or improvement of the Property and the estimated cost thereof and the method of financing to be used.

Response
--------

      The Company respectfully submits that the requested disclosure regarding plans for renovation or improvement of the Property and the estimated cost thereof and the method of financing to be used is included on page 30 of the Revised Registration Statement.

8. Please include a statement as to whether the properties are adequately covered by insurance.

Response
--------

      The Company respectfully submits that the requested disclosure regarding adequate coverage by insurance is included on page 30 of the Revised Registration Statement.

9. For tenants occupying more than 10% of the Property, please revise to disclose the annual rental, average effective annual rental per square foot, and the percentage of gross annual rental represented by such leases. Further, please revise to discuss renewal options for such tenants. See Item 15 of Form S-11 as a guide.

Response
--------

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 21, 2007
Page 5


      Please see the additional disclosure on pages 2 and 3 of the Revised Registration Statement.

Investment Objectives, 3

10. We note that one of your investment objectives is to have your rental revenue potentially increase over time if rental rates increase for new leases. On page 2, you note that more than 50% of your property's rentable space is under lease through 2014 and in this section you state that you plan on disposing of the property within five to ten years. Please revise to note how you will meet your objective of increasing your rental revenue in light of the fact that you may sell the property before you will be able to increase the rental rates on a significant portion of your rentable space.

Response
--------

      Please see the revised disclosure on page 3 of the Revised Registration Statement.

11. In the fourth paragraph, you state that you "intend to dispose of the Property at a time determined by our directors, which we currently expect to be within five to ten years." Please revise to note what you will do after you dispose of the property. For instance, please revise to note if you will liquidate after the disposition.

Response
--------

      Please see the additional disclosure on page 4 of the Revised Registration Statement.

12. On page 6, you state that "there can be no assurance that the Company will be able to sell or refinance the Property upon the maturity of the Permanent Mortgage Loan or that the proceeds received from such sale or refinancing will be sufficient to repay the Permanent Mortgage Loan." Please revise this section to discuss whether you expect to try to refinance or sell the property once the Permanent Mortgage Loan matures.

Response
--------

      Please see the additional disclosure on page 4 of the Revised Registration Statement.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 21, 2007
Page 6


Permanent Mortgage Loans, page 3

13. Please revise to note if there is a prepayment penalty on the Permanent Mortgage Loan.

Response
--------

      Please see the additional disclosure on page 4 of the Revised Registration Statement.

14. You state that you are required to deposit all rents and other revenue from your property into a lockbox. Please provide more detailed disclosure regarding this arrangement. For instance, but without limitation, please disclose when the cash will be released from the lock-box.

Response
--------

      Please see the additional disclosure on page 4 of the Revised Registration Statement.

15. You note that your Loan Agreement includes certain restrictions on your ability to incur additional debt. Please revise to disclose those restrictions.

Response
--------

      Please see the revised disclosure on page 4 of the Revised Registration Statement.

Holders of shares of Preferred Stock face certain restrictions relating to the transfer of shares of Preferred Stock, page 7

16. Please revise to explain why transfer may be restricted under federal and state securities laws.

Response
--------

      Please see the additional disclosure on page 7 of the Revised Registration Statement.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 21, 2007
Page 7


Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Trends and Uncertainties, page 13

17.   Please revise to describe the term "Class A."

Response
--------

      The Company has removed the term "Class A" from page 13 of the Revised Registration Statement.

18. You state that the "three owners of the Project, our Company, Target and the city of Minneapolis, share expenses and responsibilities for maintenance of the Project under the terms of a Reciprocal Easement and Operation Agreement (REOA), which is administered by Ryan." Please revise to note your estimated costs regarding the Project. Also, please describe any ownership interest that you have in the common areas.

Response
--------

      Please see the additional disclosure on page 2 of the Revised Registration Statement.

Expenses, page 16

19. Please revise to quantify the portion of the interest that is attributable to the first mortgage held by Franklin Street and revise to discuss the expected trend as a result of this one time fee.

Response
--------

      Please see the additional disclosure on page 16 of the Revised Registration Statement.

Liquidity and Capital Resources, page 16

20. On page F-10, you note that you have $725,000 held in escrow. Please revise this section to discuss the cash held in escrow.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 21, 2007
Page 8


Response
--------

      Please see the additional disclosure on page 17 of the Revised Registration Statement.

Liquidity and Capital Resources, page 16

Contractual Obligations and Off-Balance Sheet Arrangements, page 18

21. Please revise your disclosure to include interest in the table or a discussion in the text. Refer to FR-72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response
--------

      Please see the additional disclosure on page 19 of the Revised Registration Statement.

Quantitative and Qualitative Disclosures About Market Risk, page 18

22. Please provide a discussion of your fair value risk associated with your fixed rate loan payable. Refer to Item 305 of Regulation S-K.

Response
--------

      Please see the additional disclosure on page 20 of the Revised Registration Statement.

Financial Statements
--------------------

23. Please advise us how you considered the requirements of Rule 3-14 of Regulation S-X for your acquired property.

Response
--------

      The Company has filed the financial statements required by Rule 3-14 of Regulation S-X as Exhibit 99.1 to the Revised Registration Statement.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 21, 2007
Page 9


Note 2-Summary of Significant Accounting Policies, page F-7

Acquired Real Estate Leases, page F-8

24. We note that acquired real estate leases are amortized on a straight-line basis over the remaining life of the related leases. Please tell us what consideration is give to renewal options in determining the appropriate amortization periods for your below-market leases.

Response
--------

      The lease terms for below-market leases with renewal options were reviewed to determine if the renewal option(s) would be a "bargain renewal option" under SFAS 13 P. 5.e, which would extend the term to include the renewal option periods under SFAS 13 P. 5.f, as amended by SFAS 98 P. 22.a. In the current instance, the below-market leases with renewal options have options that are exercisable at "market rates" at the time of renewal, and thus the term has not been extended to cover the renewal option periods.

25. Please explain the weighted-average amortization periods referenced in your discussion of acquired favorable and unfavorable real estate leases. It would appear amortizing over a weighted-average lease term would not be consistent with your policy that you amortize on a straight-line basis over the remaining life of the lease.

Response
--------

      The reference to weighted-average amortization periods was intended to satisfy SFAS 142, P. 44. The Company amortizes leases on a straight-line basis as was disclosed in its accounting policies. The Company has clarified the sentence in three instances where it appears in footnote 2. Please see the revised disclosure on pages F-9 and F-10 of the Revised Registration Statement.

Revenue Recognition, page F-11

26. The disclosure indicates that tenant improvement allowances are recognized on a straight-line basis. Please clarify whether the asset recognized as a result of these cash payments is treated as a lease incentive and amortized over the initial lease term as a reduction of rental revenues. If so, please revise your disclosure to clarify. If not, advise us of the basis in GAAP for the alternative treatment.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 21, 2007
Page 10


Response
--------

      Please see the additional disclosure on page F-12 of the Revised Registration Statement.

Schedule III-Real Estate and Accumulated Depreciation, page F-16

27. As prescribed by Rule 12-28 of Regulation S-X, revise to disclose the date of construction. In addition, please include an opinion on the schedule from your independent accountant.

Response
--------

      Schedule III has been revised to disclose the date of construction, and the opinion of the independent accountant on page F-2 of the Revised Registration Statement has been updated to add an opinion on the schedule. Please see the additional disclosure on page F-2 of the Revised Registration Statement.

The Company hereby acknowledges that:

      (i) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form 10;

      (ii) Staff comments or changes to disclosure in response to Staff comments in its Registration Statement on Form 10 do not foreclose the Commission from taking any action with respect to the Registration Statement on Form 10; and

      (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Attn: Elaine Wolff, Legal Branch Chief
May 21, 2007
Page 11


      Please telephone the undersigned at (617) 526-6062 with any questions or comments concerning this filing.

Very truly yours,

/s/ James R. Burke

James R. Burke

cc:   David Roberts, Esq.
      Ms. Rachel Zablow